2 September 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 92,200 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1450.6958 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 88,094,946 ordinary shares in treasury, and has 1,089,542,099 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 24,215,166 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 82,100 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €16.0918 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 78,922,694 ordinary shares in treasury, and has 970,611,859 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 21,809,300 shares.